UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70078 / July 31, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15355

In the Matter of
 	
The Great Train Store Co.,
Greate Bay Casino Corp.,
Gridline Communications Holdings, Inc.
   (f/k/a North Shore Capital IV, Inc.),
Gulf Exploration Consultants, Inc.,
Gulfside Industries Ltd. (n/k/a
Consolidated
   Gulfside Resources, Ltd.),
Gulftex Energy Corp.,
Lynn Two, Inc., and
III to I Maritime Partners Cayman I, LP,
 	
   Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Gridline Communications Holdings, Inc. (f/k/a North Shore Capital IV, Inc.) ("Gridline Communications" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 11, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order

Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Gridline Communications Holdings, Inc. (f/k/a North Shore Capital IV, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.	Gridline Communications (CIK No. 1102005) is a void Delaware corporation located in Frisco, Texas. At all times relevant to this proceeding, the securities of Gridline Communications have been registered under Exchange Act Section 12(g).

2.	Gridline Communications has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since September 30, 2005.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.